UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03016616

DC
NoAct
PE 1-6-03

March 5, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

Robert J. Reger, Jr.
Thelen Reid & Priest LLP
875 Third Avenue
New York, NY 10022-6225

RE: ALLETE, Inc.
Incoming letter dated January 6, 2003

Dear Mr. Reger:

This is in response to your letter dated January 6, 2003 concerning the shareholder proposal submitted to ALLETE by John F. Johnson, Norman E. Johnson, Laurence C. Kobiak and Hazel M. Nosie. We also have received a letter from the proponents dated January 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John F. Johnson
423 Howard Gnesen Rd.
Duluth, MN 55911

Norman E. Johnson
4072 Haines Rd., Apt. 111
Duluth, MN 55811

Laurence C. Kobiak
5088 Jennifer Circle, Apt. 47
Hermantown, MN 55811

Hazel M. Nosie
P.O. Box 49
Chisholm, MN 55719

Thelen Reid & Priest LLP
Attorneys At Law

875 Third Avenue
New York, NY 10022-6225
Tel. 212.603.2000
Fax 212.603.2001
www.thelenreid.com

Robert J. Reger, Jr.
212.603.2204 Direct Dial
212.829.2044 Direct Fax
rreger@thelenreid.com

January 6, 2003

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal of John F. Johnson, et al.**

Ladies and Gentlemen:

We are writing on behalf of our client, ALLETE, Inc. (the "Company" or "ALLETE") with regard to a shareholder proposal (the "Proposal") submitted by John F. Johnson, Norman E. Johnson, Laurence C. Kobiak and Hazel M. Nosie (collectively, the "Proponents") for inclusion in the proxy materials for the Company's 2003 Annual Meeting of Shareholders (the "2003 Annual Meeting"). The Proposal is attached hereto as Exhibit A.

The Company believes that the Proposal may be properly omitted from its proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because it pertains to ordinary business operations. In addition, in the event that the Staff does not agree that the Proposal may be omitted under Rule 14a-8(i)(7), the Company believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(4) under the Exchange Act on the grounds that the Proposal is designed to result in a personal benefit to the Proponents. In accordance with Rule 14a-8 under the Exchange Act, we are writing to request confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend any enforcement action if the Proposal is omitted.

The Proposal

The Proposal states:

"Therefor, be it resolved that the shareholders recommend to the BOARD of DIRECTORS that ALLETE direct M.P. to change the method of computing the COLA to a full COLA on total yearly earnings."

A. The Proposal Pertains To Matters Of Ordinary Business Operations

Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal from its proxy materials if "the proposal deals with a matter relating to the company's ordinary business operations." This rule was adopted by the Securities and Exchange Commission ("Commission") in order "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most instances for stockholders to decide management problems at corporate meetings." Release No. 34-19135 (October 14, 1982) n.47. The rule functions to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976).

The Proposal, if adopted, would require the Company to change the method of computing the cost of living adjustment ("COLA") for pension benefits paid to retired employees of the Company.[1] As more fully explained in the supporting statement, the Proponents propose that the COLA for the pension plan be tied to adjustments in the Consumer Price Index.

The design, maintenance and administration of pension benefits are part of the ordinary business operations of a corporation. In the day-to-day administration of retirement plans, a corporation determines the amount and timing of benefits as well as the eligibility of employees, retirees and others. The Staff has previously recognized that proposals concerning cost of living adjustments as well as other types of benefit decisions relate to a corporation's ordinary business operations and has therefore concurred with registrants that such proposals may be omitted from proxy materials pursuant to Rule 14a-8(i)(7). For example, in Bank of America Corporation (March 5, 2002), the proponents submitted a proposal requesting that the board of directors "adopt a policy directing that retired employees receiving monthly payments under the 'Defined Retirement Plan' shall receive an annual cost of living adjustment based on the US Government [sic] published Consumer Price Index." Also see General Electric Company (January 22, 2002) (proposal requesting annual inflation adjustment to pensions triggered when pension trust is overfunded), General Electric Company (January 16, 2002) (proposal requesting yearly supplements to pensioners based on level of overfunding of pension trust), United Technologies Corporation (February 20, 2001) (proposal requesting event change for date of calculation of eligibility for cost of living adjustment), DTE Energy Company (January 22, 2001) (proposal requesting full cost of living adjustment for retirees and surviving spouses), and International Business Machines Corporation (January 2, 2001) (proposal requesting institution of a cost of living adjustment on pensions). In each of the referenced no action letters, the Staff concurred with the respective registrants that the shareholder proposals related to ordinary business matters

---

[1] The Company changed its name from Minnesota Power, Inc. to ALLETE, Inc. in May 2001. Minnesota Power is now the name of a division of the Company.

and therefore were excludable from the proxy materials pursuant to Rule 14a-8(i)(7) and the Staff confirmed that they would not recommend enforcement action if the proposals were omitted.

Accordingly, since the Proposal relates to the Company's ordinary business operations, the Company believes that it is properly excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal is Intended to Result in a Personal Benefit to the Proponent

Rule 14a-8(i)(4) permits a registrant to omit a shareholder proposal from its proxy materials if the proposal "is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." Here, the Proponents are former employees of the Company and are participants in the Company's retirement plan. Each Proponent will receive a direct monetary benefit if the Proposal is implemented.

The Staff has concluded in prior letters that it is permissible to exclude proposals relating to pension benefits in which the proponent has a direct personal interest. See, e.g., Union Pacific Corporation (January 31, 2000) (proposal requesting the company repeal a pension plan provision that was deemed detrimental to the proponents) and International Business Machines Corporation (January 20, 1998) (proposal to increase the minimum pension benefit to retirees where the proponent was a retiree of the company).

If the Proposal is adopted, the benefit to the Proponents would not accrue as a result of their status as a shareholder of the Company but rather as a result of their status as former employees of the Company. Thus the adoption of the Proposal would not benefit the shareholders of the Company at large. Accordingly, since the Proposal deals with a matter that would result in a personal benefit to the Proponents and would not benefit the shareholders of the Company at large, the Company believes that it is properly excludable pursuant to Rule 14a-8(i)(4).

Conclusion

In summary, for the reasons and on the basis of the authorities cited above, the Company respectfully requests confirmation that the Division will not recommend any enforcement action if the Proposal is omitted from the Company's proxy materials for the 2003 Annual Meeting.

Should the Staff disagree with the Company's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If you have any questions or require additional information, please call me.

We have enclosed five additional copies of this letter and six copies of the attachments pursuant to Rule 14a-8(j)(2) under the Exchange Act. Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter.

By a copy of this letter, the Company is simultaneously informing the Proponents of the Company's intention to omit the Proposal from its proxy materials.

Very truly yours,

Robert J. Reger, Jr.

Robert J. Reger, Jr.

Attachments

cc: Philip R. Halverson, Esq.

NY #507052 v3

EXHIBIT A

This amendment is meant to replace the present 1/2 cola which is paid based on the original monthly benefit.

Proposal to pay a full cola (similar to S.S.) on each retiree's latest yearly earnings. – At Duluth meeting 10-15-02

Raymond E Thieman

Robert A Stoinski

John Carl [illegible]

Althea Parsons

Louise A. Wold

Ardice L. Hanson

Roger W. Berntson

Eunice Johnson

Don & Louise Johnson

Dave Poulin

Clinton H. Martenson

Herb Moeller

Larry [illegible]

Robt E [illegible]

Fred & Marion Heinzmann

Fern & Walt Wiski

First Proposal

The Range Meeting 9-11-02, gave unanimous approval

JOHN F. JOHNSON, 423 HOWARD GNESEN RD., DULUTH,MINNESOTA 55911 holds 1500 shares of common stock.

NORMAN E. JOHNSON, 4072 HAINES RD.,APT. 111,DULUTH,MINNESOTA 55811 holds 2000 shares of common stock

LAURENCE C. KOBIAK,5088 JENNIFER CIRCLE,APT. 47, HERMANTOWN MINNESOTA 55811, holds 120 shares of common stock.

HAZEL M. NOSIE ,P.O. BOX 49, CHISHOLM, MINNESOTA 55719, holds 453 shares of common stock.

NOTICE IS GIVEN TO PRESENT THE FOLLOWING RESOLUTION AT THE ANNUAL MEETING :

RESOLVED: A COST OF LIVING ADJUSTMENT(COLA) keyed to the CONSUMER PRICE INDEX(CPI) be added to the totall pension of retired employees of MINNESOTA POWER.

whereas; A COLA has been added to 50% of the base pension of retired M.P. employes resulting in a half COLA.

WHEREAS; COLA added to SOCIAL SECURITY payments is assessed on the total benefit including accumulated COLAS.

Whereas; T he annual cost of the additional COLA would be $169,575.

Whereas; The fair value of the pension plan at DEC. 31,2001 was $281.9 million and benefits paid in the year 2001 were approximately $15 million.Obligations at the end of the year 2001 was $249.1 million for an overfunded status of $32.7 million.

Whereas; The defined-benefit pension plan that covers M.P. employes is a well managed plan that has been overfunded for many years.The overfunding has resulted in ;

a. offsets to expenses called pension credits
b. early retirement incentives which become non-cash events
c; Not required to make contributions to the plan many years.Thus forfieting tax deductions.

Therefor , be it resolved that the shareholders recommend to the BOARD of DIRECTORS that ALLETE direct M.P. to change the method of computing the COLA to a full COLA on total yearly earnings.

Final Proposal

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C.

January 27, 2003

Note the attached letter concernig ALLETE, INC. with the Thelen, Reid

& Priest letter enclosed.

In resonse to the THELEN REID & PRIEST letter of JANUARY 6th.

concerning ALLETE'S RETIREE'S PENSION.

ALLETE has had an overfunded pension plan for years.The pension money has been used to suppliment early retirement for middle 50ds. personnel as an incentive to retire.early.

The additional cost to ALLETE in providing a full COLA in place of a half COLA is $169,575.This is 35% of our C.E.O.BONUS for 2001.

Weight this for one man relative to 900 sharing the $169,575.

After all that has occured with company governance(ENRON,WORLD COM,ETC.) it is deplorable to see fairness lossing the battle.

Why not let the shareholders vote on the prposal.

We hope that with increased awarness of various companies slight of hand, ALLETE will not be allowed to omit the proposal from the annual report.

Why can't MANAGMENT & the BOARD of DIRECTORS make a decision for a full COLA prior to the annual meeting.?

[signature]

[signature] Laurence C. Vukich

President (AMPS)

Active Minnesota Power Seniors

Fred A. Hingmann

Treasurer, AMPS

Thelen Reid & Priest LLP
Attorneys At Law

875 Third Avenue
New York, NY 10022-6225

Tel. 212.603.2000
Fax 212.603.2001

www.thelenreid.com

Robert J. Reger, Jr.
212.603.2204 Direct Dial
212.829.2044 Direct Fax
rreger@thelenreid.com

January 6, 2003

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareholder Proposal of John F. Johnson, et al.**

Ladies and Gentlemen:

We are writing on behalf of our client, ALLETE, Inc. (the "Company" or "ALLETE") with regard to a shareholder proposal (the "Proposal") submitted by John F. Johnson, Norman E. Johnson, Laurence C. Kobiak and Hazel M. Nosie (collectively, the "Proponents") for inclusion in the proxy materials for the Company's 2003 Annual Meeting of Shareholders (the "2003 Annual Meeting"). The Proposal is attached hereto as Exhibit A.

The Company believes that the Proposal may be properly omitted from its proxy materials for the 2003 Annual Meeting pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because it pertains to ordinary business operations. In addition, in the event that the Staff does not agree that the Proposal may be omitted under Rule 14a-8(i)(7), the Company believes that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(4) under the Exchange Act on the grounds that the Proposal is designed to result in a personal benefit to the Proponents. In accordance with Rule 14a-8 under the Exchange Act, we are writing to request confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend any enforcement action if the Proposal is omitted.

The Proposal

The Proposal states:

"Therefor, be it resolved that the shareholders recommend to the BOARD of DIRECTORS that ALLETE direct M.P. to change the method of computing the COLA to a full COLA on total yearly earnings."

A. The Proposal Pertains To Matters Of Ordinary Business Operations

Rule 14a-8(i)(7) permits a registrant to omit a shareholder proposal from its proxy materials if "the proposal deals with a matter relating to the company's ordinary business operations." This rule was adopted by the Securities and Exchange Commission ("Commission") in order "to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and direction of the shareholders. The basic reason for this policy is that it is manifestly impracticable in most instances for stockholders to decide management problems at corporate meetings." Release No. 34-19135 (October 14, 1982) n.47. The rule functions to exclude shareholder proposals that "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976).

The Proposal, if adopted, would require the Company to change the method of computing the cost of living adjustment ("COLA") for pension benefits paid to retired employees of the Company.[1] As more fully explained in the supporting statement, the Proponents propose that the COLA for the pension plan be tied to adjustments in the Consumer Price Index.

The design, maintenance and administration of pension benefits are part of the ordinary business operations of a corporation. In the day-to-day administration of retirement plans, a corporation determines the amount and timing of benefits as well as the eligibility of employees, retirees and others. The Staff has previously recognized that proposals concerning cost of living adjustments as well as other types of benefit decisions relate to a corporation's ordinary business operations and has therefore concurred with registrants that such proposals may be omitted from proxy materials pursuant to Rule 14a-8(i)(7). For example, in Bank of America Corporation (March 5, 2002), the proponents submitted a proposal requesting that the board of directors "adopt a policy directing that retired employees receiving monthly payments under the 'Defined Retirement Plan' shall receive an annual cost of living adjustment based on the US Government [sic] published Consumer Price Index." Also see General Electric Company (January 22, 2002) (proposal requesting annual inflation adjustment to pensions triggered when pension trust is overfunded), General Electric Company (January 16, 2002) (proposal requesting yearly supplements to pensioners based on level of overfunding of pension trust), United Technologies Corporation (February 20, 2001) (proposal requesting event change for date of calculation of eligibility for cost of living adjustment), DTE Energy Company (January 22, 2001) (proposal requesting full cost of living adjustment for retirees and surviving spouses), and International Business Machines Corporation (January 2, 2001) (proposal requesting institution of a cost of living adjustment on pensions). In each of the referenced no action letters, the Staff concurred with the respective registrants that the shareholder proposals related to ordinary business matters

[1] The Company changed its name from Minnesota Power, Inc. to ALLETE, Inc. in May 2001. Minnesota Power is now the name of a division of the Company.

and therefore were excludable from the proxy materials pursuant to Rule 14a-8(i)(7) and the Staff confirmed that they would not recommend enforcement action if the proposals were omitted.

Accordingly, since the Proposal relates to the Company's ordinary business operations, the Company believes that it is properly excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal is Intended to Result in a Personal Benefit to the Proponent

Rule 14a-8(i)(4) permits a registrant to omit a shareholder proposal from its proxy materials if the proposal "is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large." Here, the Proponents are former employees of the Company and are participants in the Company's retirement plan. Each Proponent will receive a direct monetary benefit if the Proposal is implemented.

The Staff has concluded in prior letters that it is permissible to exclude proposals relating to pension benefits in which the proponent has a direct personal interest. See, e.g., Union Pacific Corporation (January 31, 2000) (proposal requesting the company repeal a pension plan provision that was deemed detrimental to the proponents) and International Business Machines Corporation (January 20, 1998) (proposal to increase the minimum pension benefit to retirees where the proponent was a retiree of the company).

If the Proposal is adopted, the benefit to the Proponents would not accrue as a result of their status as a shareholder of the Company but rather as a result of their status as former employees of the Company. Thus the adoption of the Proposal would not benefit the shareholders of the Company at large. Accordingly, since the Proposal deals with a matter that would result in a personal benefit to the Proponents and would not benefit the shareholders of the Company at large, the Company believes that it is properly excludable pursuant to Rule 14a-8(i)(4).

Conclusion

In summary, for the reasons and on the basis of the authorities cited above, the Company respectfully requests confirmation that the Division will not recommend any enforcement action if the Proposal is omitted from the Company's proxy materials for the 2003 Annual Meeting.

Should the Staff disagree with the Company's positions, we would appreciate an opportunity to confer with a member of the Staff before the issuance of its response. If you have any questions or require additional information, please call me.

We have enclosed five additional copies of this letter and six copies of the attachments pursuant to Rule 14a-8(j)(2) under the Exchange Act. Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter.

By a copy of this letter, the Company is simultaneously informing the Proponents of the Company's intention to omit the Proposal from its proxy materials.

Very truly yours,

Robert J. Reger, Jr.

Attachments

cc: Philip R. Halverson, Esq.
NY #507052 v3

This amendment is meant to replace the present 1/2 cola which is paid based on the original monthly benefit.

Proposal to pay a full cola (similar to S.S.) on each retiree's latest yearly earnings. – At Duluth Meeting 10-15-00

Raymond E Thiemann
Robert A Stoinski
John F Carl Jelen
Althea Parsons
Louise A. Wold
Ardice L. Hanson
Roger W. Berntson
Eunice Johnson
Don & Laviese Johnson
Dave Poulin
Clinton H. Martenson
Herb Moelle
[illegible]
Robt E [illegible]
Fred & Marion Hingmann
Fern & Walt Wiski

First Proposal

The Range Meeting 9-11-02 gave unanimous approval

JOHN F. JOHNSON, 423 HOWARD GNESEN RD., DULUTH,MINNESOTA 55911 holds 1500 shares of common stock.

NORMAN E. JOHNSON, 4072 HAINES RD.,APT. 111,DULUTH,MINNESOTA 55811 holds 2000 shares of common stock

LAURENCE C. KOBIAK,5088 JENNIFER CIRCLE,APT. 47, HERMANTOWN MINNESOTA 55811, holds 120 shares of common stock.

HAZEL M. NOSIE ,P.O. BOX 49, CHISHOLM, MINNESOTA 55719, holds 453 shares of common stock.

NOTICE IS GIVEN TO PRESENT THE FOLLOWING RESOLUTION AT THE ANNUAL MEETING :

RESOLVED: A COST OF LIVING ADJUSTMENT(COLA) keyed to the CONSUMER PRICE INDEX(CPI) be added to the totall pension of retired employees of MINNESOTA POWER.

whereas; A COLA has been added to 50% of the base pension of retired M.P. employes resulting in a half COLA.

WHEREAS; COLA added to SOCIAL SECURITY payments is assessed on the total benefit including accumulated COLAS.

Whereas; The annual cost of the additional COLA would be $169,575.

Whereas; The fair value of the pension plan at DEC. 31,2001 was $281.9 million and benefits paid in the year 2001 was approximately $15 million.Obligations at the end of the year 2001 was $249.1 million for an overfunded status of $32.7 million.

Whereas; The defined-benefit pension plan that covers M.P. employes is a well managed plan that has been overfunded for many years.The overfunding has resulted in ;

a. offsets to expenses called pension credits
b. early retirement incentives which become non-cash events
c; Not required to make contributions to the plan many years.Thus forfieting tax deductions.

Therefor , be it resolved that the shareholders recommend to the BOARD of DIRECTORS that ALLETE direct M.P. to change the method of computing the COLA to a full COLA on total yearly earnings.

Final Proposal

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ALLETE, Inc.
Incoming letter dated January 6, 2003

The proposal recommends that the board of directors change the method of computing the cost of living adjustment to a full cost of living adjustment on total yearly earnings for pension benefits to retired employees.

There appears to be some basis for your view that ALLETE may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if ALLETE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ALLETE relies.

Sincerely,

Jennifer Bowes
Attorney-Advisor